

OFFERING MEMORANDUM

facilitated by



Red Rover. LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Red Rover. LLC
State of Organization	NH
Date of Formation	11/03/2018
Entity Type	Limited Liability Company
Street Address	150 State St, Portsmouth NH, 03801
Website Address	www.redrovercreamery.com

(B) Directors and Officers of the Company

Key Person	Sarah Amsden
Position with the Company	
Title	Co-Owner
First Year	2018

Other business experience (last three years)

The Family of Ann & Gordon Getty - *Pastry/Savory Chef*
November 2005 to March 2016   San Francisco, CA
- Preparing menus, desserts and petite fours for private family, social and philanthropic events
- Sourcing and purchasing seasonal ingredients
- Acting for the Head Chef for savory food preparation and execution

The Family of Margaret Arent - *Private Chef*
July to August 2012 and April to June 2013   San Francisco, CA
- Preparing hors d'oeuvres, dinner, and desserts for a family of four, plus guests
- Tailored menus to encompass several dietary restrictions, including a gluten intolerance
- Planned weekly menu and sourced seasonal ingredients
- Coordinating with House Manager and staff on daily meal and logistic expectations

Restaurant History
Boulette's Larder - *Pastry Chef*
December 2004 to February 2006   San Francisco, CA
- Planned and executed dessert menu items for retail and private dinner parties
- Sourced and purchased seasonal ingredients
- Hired and managed the pastry department

Quince - *Pastry Chef*
January to December 2004   San Francisco, CA
- Created and executed daily seasonal dessert menus
- Hired and managed the pastry department
- Sourced and purchased seasonal ingredients

Chez Panisse - *Pastry Assistant*
September 1999 to March 2004   Berkeley, CA
- Daily dessert production for restaurant and cafe
- Innovative/seasonal knowledge of food ingredients and how to use them
- Participated in menu meetings, recipe development and publications

Key Person	Eric Amsden
Position with the Company Title First Year	Co-Owner 2018
Other business experience (last three years)	**Corporate Controller** 2021 – Present ***OpenExchange, Inc.***—Boston, MA *A software and managed services company providing virtual event production with revenues of $35M - $50M* Manage all accounting functions and work extensively with FP&A, Human Resources, and Sales Operations. Prepare consolidated (U.S., EMEA & APAC) financial information for submission to FP&A and executive review. Hired high-performing team for each function with a view to stabilize the department and implement updated processes and technologies to improve efficiency **Eric A. Amsden** **2** **Consultant** 2020 – 2021 ***Athenium Analytics, LLC***—Dover, NH *A SaaS company providing insurance QA auditing and risk assessment software to insurance and finance companies* Providing finance resources related to audit, M&A, and general accounting activities. **Finance & Operations Advisor** 2019 – Present ***Red Rover, LLC***—Portsmouth, NH *A retail/wholesale company that produces and sells artisanal ice cream and baked goods* Collaborated on the concept, branding, customer experience, and retail build out. Currently spearheading the growth of the business by identifying and reaching out to potential wholesale partners. Providing operational support and customer service on an ongoing basis. **Director, North America Finance** 2018 – 2019 ***Brandwatch, Inc.***—Boston, MA *A U.K. SaaS company in the social analytics space with revenues of $85M - $110M. Acquired Crimson Hexagon, Inc.* Advised CFO and Corporate Finance Director on all U.S. accounting functions during integration with a focus on tax and personnel restructuring, NetSuite integration, shareholder transition, and sales compensation plans. **Controller** 2016 – 2018 ***Crimson Hexagon, Inc.***—Boston, MA *A fast growing SaaS company in the social analytics space with revenues of $25M - $50M* Managed all accounting functions and worked extensively with FP&A, Human Resources, and Legal. Prepared consolidated (U.S. & U.K.) financial information for submission to FP&A and executive review. Hired high-performing team for each function with a view to improve efficiency through automation and easy to use technology. Supported investor relations and provided accurate capitalization table. ▪ Assist with the construct of the organization including incentive compensation plans to drive behavior and results. ▪ Work closely with the sales and customer success organizations to negotiate legal and commercial terms and help to retain and grow customers.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Sarah Amsden	80%
Eric Amsden	20%

(D) The Company's Business and Business Plan

Intended Use of Funds

With this community round we'll be able to expand our production capacity, allowing us to increase efficiency within the retail business while growing our wholesale business.

- Bifurcating our retail and production space will allow for diversifcation of our retail offering, as well as increase production 2-4x
- With the addition of a dedicated production facility, we will be able to purchase larger quantities of ingredients at lower prices, improving our gross margin.
- Increased production and storage will allow us to properly support and grow our wholesale capabilities
- Moving our production will allow our retail space to evolve. With minor alterations, we will be able to provide limited seating and additional pre-packaged baked goods. We also look forward to offering soft serve ice cream and a more robust selection of baked goods

Location

We are located right along one of Portsmouth's main streets and within walking distance to Prescott Park, Strawbery Banke, and Kittery, ME.

- Our location benefits from the substantial foot traffic generated by Prescott Park Arts Festival, the park itself, and Strawbery Banke Museum.
- During the offseason, when foot traffic poses a challenge, we adapt by introducing an array of baked goods and holiday menusods and holiday menus. In addition, we plan to expand our wholesale distribution of baked goods and ice cream to effectively counteract the impact of reduced retail ice cream sales.
- The additional space for our production is behind our retail space, making it perfect for transporting frozen products in between locations

The Team

Sarah EgriAmsden, Chef, Co-Founder

Sarah brings to the business a breadth of experience spanning over 25 years. She attended the Culinary Institute of America in Hyde Park, New York and subsequently had a brief internship at the French Laundry and a pastry position at Brasa in Seattle. In 1999, Sarah began apprenticing at Alice Water's restaurant, Chez Panisse, in Berkeley, CA. While at Chez Panisse, she worked under the guidance of Alan Tangren and honed her craft in an environment known for locally sourced, seasonal food. At the time, she was also fortunate to have her recipes published in on one of Alice Water's many cookbooks. From there, Sarah helped open Quince in San Francisco, as their founding Pastry Chef and then Boulette's Larder in the Ferry Building in San Francisco. Wanting to transition from restaurants, Sarah found a unique opportunity in 2005 to be the Pastry Chef and one of the assistant savory chefs for the family of Ann & Gordon Getty. During this amazing opportunity to work for well-known philanthropists, Sarah learned to manage events that ranged from 10 to 500 people with significant budgets and aggressive timelines, all without losing any creative edge.

Eric Amsden, Co-Founder

Eric has over 25 years of progressive accounting experience, as well as more than 15 years of being immersed in various entrepreneurial businesses.

Meet Red Rover Creamery

We are an artisanal creamery in Portsmouth, NH offering seasonal, American style ice cream & sherbet flavors, baked goods, and ice cream sandwiches. We care deeply about our craft and our community and hope you'll join us as we expand our offerings and production capacity to write the next chapter of our business.

Our Offerings

Red Rover Creamery specializes in artisanal ice cream using local ingredients whenever possible. In addition, we have a rotating menu of baked goods and offer seasonal and holiday menus.

- 6 to 8 rotating ice cream flavors offered in scoops, pints, and quarts
- Ice cream sandwiches using house-made cookies and brownie sundaes
- Baked goods such as cookies, crostatas, crisps, and cakes

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $60,000 |
| Offering Deadline | February 23, 2024 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Buildout	$30,000	$60,000
Operating Capital	$25,950	$55,630
Mainvest Compensation	$4,050.0000000000005	$8,370
TOTAL	$60,000.0	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 6.2%[2]
Payment Deadline	2030-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.73%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 6.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$60,000	3.0%
$76,000	3.8%
$92,000	4.6%
$108,000	5.4%
$124,000	6.2%

[3] To reward early participation, the investors who contribute the first $60,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $60,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Sarah Amsden	80%
Eric Amsden	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Kennebunk Savings	$5,000	10%		LOC, one year term with auto renewal
Kennebunk Savings	$8,268	6%	10/31/2024	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Financial liquidity

Red Rover Creamery has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Red Rover Creamery expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other outstanding debt or equity

As of November 29, 2023, Red Rover Creamery has debt of $13,300 outstanding and a cash balance of $7,400. This debt is sourced primarily from an Institutional Bank and will be senior to any investment raised on Mainvest. In addition to the Red Rover Creamery's outstanding debt and the debt raised on Mainvest, Red Rover Creamery may require additional funds from alternate sources at a later date.

Forecasted milestones

Red Rover Creamery forecasts the following milestones:

- Secure lease in Portsmouth, NH by January 1, 2024.

- Hire for the following positions by July 1, 2024: Part-time prep person, scaling to full time or multiple positions as revenue grows YoY

- Achieve at least $475,000 revenue per year by 2026.

- Achieve at least $75,000 operating profit per year by 2026.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$215,000	$345,000	$475,000	$550,000	$600,000
Cost of Goods Sold	$84,050	$133,500	$186,500	$221,250	$247,000
Gross Profit	$130,950	$211,500	$288,500	$328,750	$353,000
EXPENSES					
Rent	$43,200	$43,200	$46,800	$50,400	$50,400
Utilities	$13,774	$14,024	$14,024	$14,174	$14,174
Salaries	$91,503	$107,004	$122,721	$156,093	$180,314
Insurance	$4,000	$4,200	$4,400	$4,600	$4,800
Equipment Lease	$4,000	$500	$4,000	$500	$4,000
Software	$2,300	$2,450	$2,600	$2,750	$2,900
Legal & Professional Fees	$1,454	$1,554	$1,654	$1,754	$1,854
Permits	$789	$789	$789	$789	$789
Advertising	$150	$150	$150	$150	$150
Bank Fees	$6,300	$9,135	$12,325	$13,775	$14,500
Other Business Expenses	$4,700	$4,800	$4,800	$4,800	$4,800
Operating Profit	$-41,220	$23,694	$74,237	$78,965	$74,319

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$2,730.00	$12,152.00
Cash & Cash Equivalents	$1,530.00	$10,592.00
Accounts Receivable	$0	$0
Short-term Debt	$28,074.00	$15,359.00
Long-term Debt	$21,278.00	$37,415.00
Revenues/Sales	$66,320.00	$46,435.00
Cost of Goods Sold	$29,240.00	$24,639.00
Taxes Paid	$0	$0
Net Income	$-28,694.00	$-36,470.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V